Contact

www.linkedin.com/in/helenhallhhh (LinkedIn)

Top Skills

New Business Development
Entrepreneurship
Fundraising

Certifications

Personal Trainer Certification
Health Coach Certification

Honors-Awards

Charleston 40 under 40
Charleston’s Best & Brightest - 35 And Under

Helen Hall-Leland

Founder + CEO ◦ Blender Bombs
Charleston, South Carolina, United States

Summary

My personal and business motto is: “vulnerability impacts + empowers”. From the jump into the CPG industry in 2017 when I first started Blender Bombs, I have used my Instagram platform (@helenhall) to share with potential customers, first time purchasers, competitors and all in between; our successes and failures, “gong moments” and hind sight lessons learned. All shared with zero filter, in my most natural, transparent way. No gate keeping allowed!

Experience

Blender Bombs

CEO + Founder
April 2017 - Present (5 years 6 months)

Superfood Smoothie BOMBS + Bars + Drizzles with 100% REAL ingredients # no preservatives. Healthiest version of YOU, starts with Blender Bombs.

Hustle Smoothie Bar & Cafe

CVO + Founder
June 2018 - Present (4 years 4 months)
Mount Pleasant, South Carolina, United States

Drink Tipsy

Co-Founder
September 2019 - August 2022 (3 years)

Education

University of South Carolina-Columbia

Bachelor's degree, Consumer Merchandising/Retailing Management · (2011 - 2015)